[redacted]

10026556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
MAR 1 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEISS CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Fairway Drive
(No. and Street)

Palm Beach Gardens	Florida	33418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherri Parker-Daniels (561) 515-8558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sherri-Parker Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEISS CAPITAL SECURITIES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LANCE MILLAR
Comm# DD0613721
Expires 11/12/2010
Florida Notary Assn., Inc

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statements of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its shareholder to provide financial support for its operations. The Company's ability to continue operations is dependent upon the shareholder's willingness and ability to provide the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2010

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2009**	**2008**
CURRENT ASSETS:		
Cash and cash equivalents	$ 153,303	$ 163,634
Deposit with clearing organization	25,000	25,000
Receivable from clearing organization	8,313	9,158
Prepaid expenses	26,579	44,657
TOTAL CURRENT ASSETS	213,195	242,449
PROPERTY AND EQUIPMENT, NET	3,343	5,877
DUE FROM WEISS GROUP	730,342	562,877
DEFERRED TAX ASSET	2,279	2,125
	$ 949,159	**$ 813,328**

LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 13,247	$ 6,761
Due to related parties	24,812	28,561
TOTAL CURRENT LIABILITIES	38,059	35,322
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
SHAREHOLDER'S EQUITY:		
Common stock; no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	2,044,300	1,644,300
Accumulated deficit	(1,158,200)	(891,294)
TOTAL SHAREHOLDER'S EQUITY	911,100	778,006
	$ 949,159	**$ 813,328**

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUES:		
Commissions	$ 93,874	$ 164,948
Interest income	57	3,825
TOTAL REVENUES	93,931	168,773
OPERATING EXPENSES:		
General and administrative	188,697	320,331
Compensation	282,162	330,926
Clearing charges	27,697	31,889
Rent	27,366	25,515
Depreciation and amortization	2,534	3,217
TOTAL OPERATING EXPENSES	528,456	711,878
NET LOSS BEFORE INCOME TAX BENEFIT	(434,525)	(543,105)
Income tax benefit	(167,619)	(209,503)
NET LOSS	$ (266,906)	$ (333,602)

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balances, January 1, 2008	10,000	$ 25,000	$ 1,244,300	$ (557,692)	$ 711,608
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(333,602)	(333,602)
Balances, December 31, 2008	10,000	25,000	1,644,300	(891,294)	778,006
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(266,906)	(266,906)
Balances, December 31, 2009	10,000	$ 25,000	$ 2,044,300	$ (1,158,200)	$ 911,100

The accompanying notes are an integral part of these financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (266,906)	$ (333,602)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,534	3,217
Deferred tax asset	(154)	(257)
Changes in operating assets and liabilities:		
Receivable from clearing organization	845	6,786
Prepaid expenses	18,078	6,069
Due from Weiss Group	(167,465)	(209,246)
Accounts payable and accrued expenses	6,486	(24,624)
Due to related parties	(3,749)	(24,613)
TOTAL ADJUSTMENTS	(143,425)	(242,668)
NET CASH USED IN OPERATING ACTIVITIES:	(410,331)	(576,270)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions	400,000	400,000
DECREASE IN CASH AND CASH EQUIVALENTS	(10,331)	(176,270)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	163,634	339,904
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 153,303	$ 163,634

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Weiss Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Weiss Capital Management, Inc. (the "Parent"), a wholly-owned subsidiary of Weiss Group, LLC ("Weiss Group"), and was incorporated on August 9, 1995 under the laws of the State of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company initially operated as a limited purpose broker-dealer whose primary activity was to serve as underwriter and distributor for a proprietary money market fund, The Weiss Treasury-Only Money Market Fund (the "Fund"). Effective January 28, 2005, the Company was granted regulatory authority to expand its activities to a full service retail broker-dealer. As a full-service broker-dealer, the Company was authorized to execute transactions in equities, bonds, options and other securities in a variety of account types, and conduct other general brokerage activities. Retail operations commenced November 1, 2005 and continued through December 30, 2009. Effective December 31, 2009, FINRA granted the Company's application to cease its full service retail activities and revert to limited purpose broker-dealer status while maintaining the following business lines: mutual fund underwriter or sponsor, mutual fund retailer, and variable life insurance or annuities. The Company will continue to serve as distributor for the Fund and pursue opportunities in its other authorized business lines.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements

The Company has an agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2009 and 2008, the receivable from clearing organization of $8,313 and $9,158, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 with the clearing organization.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization is computed using the double declining balance method for computer equipment based upon estimated useful lives of three years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter, based upon the Parent's lease term.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's earnings are included in the consolidated state and federal income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. These amounts will eventually be settled with the Parent. For the years ended December 31, 2009 and 2008, the Company has amounts due from Weiss Group of $730,342 and $562,877, respectively, which are related to tax benefits recognized by the Parent and are due to the Company. These amounts are due on demand and are non-interest bearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in general and administrative expenses. The adoption of this standard did not have any effect on the Company's financial statements on the adoption date (Note 6).

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities ("VIE"). Among other provisions, this standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

3. TRANSACTIONS WITH RELATED PARTIES

The Company entered into a Distribution Agreement (the "Agreement") with Weiss Treasury Only Money Market Fund (the "Trust") to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2009 and will remain in effect until November 2010. Either party can terminate the Agreement with a sixty day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2009 and 2008.

During the years ended December 31, 2009 and 2008, the Parent contributed $400,000 each year as additional paid-in capital. The Parent of the Company has committed to continue to provide additional funding necessary for the Company to maintain compliance with Rule 15c3-1.

The Company has due to related parties of $24,812 and $28,561 at December 31, 2009 and 2008, respectively. Both due to and due from related party amounts are non-interest bearing and due on demand.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the agreements, the Parent allocated $320,392 and $360,711 of expenses to the Company for the years ended December 31, 2009 and 2008, respectively. All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement. The current agreement expires December 31, 2010.

4. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31:

	2009	2008
Leasehold improvements	$ 12,364	$ 12,364
Computer equipment	11,148	11,148
	23,512	23,512
Less accumulated depreciation and amortization	20,169	17,635
	$ 3,343	$ 5,877

Depreciation and amortization amount to $2,534 and $3,217 for the years ended December 31, 2009 and 2008, respectively.

6. INCOME TAXES

The components of income tax benefit included in the statement of operations are as follows for the years ended December 31:

	2009	2008
Current income tax benefit:		
Federal	$ (143,588)	$ (179,412)
State	(23,877)	(29,834)
	(167,465)	(209,246)
Deferred income tax benefit:		
Federal	(154)	(257)
	$ (167,619)	$ (209,503)

The components of the net deferred tax asset were as follows as of December 31:

	2009	2008
Deferred tax assets:		
Depreciation and amortization	$ 2,279	$ 2,125

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the levels of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2006.

The Company has adopted the provisions of an accounting standard on uncertainty in income taxes on January 1, 2009. No liability for unrecognized tax benefits was recorded as a result of implementing this standard. For the year ended December 31, 2009, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 and 2008, the Company had net capital of $146,749 and $159,664, respectively, which was $121,749 and $59,664, respectively, in excess of its required net capital of $25,000 and $100,000, respectively. At December 31, 2009 and 2008, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.26 to 1 and 0.22 to 1, respectively.

8. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL SCHEDULES

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CREDITS	
Shareholder's equity	$ 911,100
DEBITS	
Due from Weiss Group	730,342
Prepaid expenses	26,579
Property and equipment, net	3,343
Deferred tax asset	2,279
TOTAL DEBITS	762,543
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	148,557
HAIRCUTS ON SECURITIES {PURSUANT TO RULE 15c3-1(F)}	1,808
NET CAPITAL	146,749
MINIMUM CAPITAL REQUIREMENT 6 2/3 % of aggregate indebtedness of $38,059 or $25,000 whichever is greater	25,000
EXCESS NET CAPITAL	**$ 121,749**
EXCESS NET CAPITAL @ 1,000%	**$ 142,943**
AGGREGATE INDEBTEDNESS	**$ 38,059**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.26 to 1**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2009

NET CAPITAL PER COMPUTATION	$ 146,749
AUDIT ADJUSTMENT	
Income tax benefit	(167,619)
DIFFERENCE IN ALLOWABLE ASSETS	167,619
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	**$ 146,749**

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY - OWNED SUBSIDIARY OF
WEISS CAPITAL MANAGEMENT, INC.)

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer. Effective December 31, 2009, in connection with the membership change discussed in Note 1, the Company now claims an exception from Rule 15c3-3 under exemption provision k(1); limited business (mutual funds and/or variable annuities only).

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2009

As of December 31, 2009 and during the year ended December 31, 2009, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements and accompanying information of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Shareholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Weiss Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Weiss Capital Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Weiss Capital Securities, Inc.'s management is responsible for Weiss Capital Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
1/15/2009	2168	SIPC	$ 150.00

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the FOCUS Reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;
3. Compared clearing charges and interest expense reported in Form SIPC-7T with FOCUS Reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in FOCUS Reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS